Pelion Systems, Inc.
1455 Dixon Street
Suite 300
Lafayette, CO 80026-8880
Phone (720) 890-2800

October 21, 2002

Securities and Exchange Commission	VIA EDGAR
Mail Stop 0406
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Loryn Zerner, Esq.

Re:	Registration Statement Form SB-2
SEC File No.: 333-90274

Dear Ms. Zerner:

Pelion Systems, Inc., the Registrant under Registration Statement on Form SB-2, SEC File No. 333-90274, hereby submits an application pursuant to Rule 477 to withdraw the registration statement in its entirety. The reason for the withdrawal of the Registration Statement is that the representative of the underwriters has advised that it cannot complete the offering due to the current adverse market conditions. No securities have been sold in connection with the offering. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Thank you for your consideration of this application. If you have any questions or concerns, please call me at the telephone number listed above.

Very truly yours,

PELION SYSTEMS, INC.

By	/s/ Thomas Plunkett
Thomas Plunkett, President

c. Rick Hauser, Esq.